Exhibit 1.01

OI S.A.

Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly Held Company

Bylaws

CHAPTER I

LEGAL SYSTEM

Article 1 - Oi S.A. (“Company”) is a publicly held company, which is governed by the present Bylaws and applicable legislation.

1st Paragraph - Once the Company is admitted to the special listing segment known as Level 1 Corporate Governance of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, management and members of its Audit Committee, shall be subject to the provisions of the Listing Regulations of the Level 1 Corporate Governance of B3 (“Level 1 Listing Regulations”).

2nd Paragraph - The Company, its management and shareholders shall comply with the provisions of the regulations for listed issuers and admission for securities trading, including rules regarding delisting and exclusion from trading securities admitted for trading on organized markets administered by B3.

3rd Paragraph - Capitalized terms, when not defined in these Bylaws, shall have the meaning given to them in the Level 1 Listing Regulations.

Article 2 - The object of the Company is to offer telecommunications services and all activities required or useful for the delivery of these services, in accordance with concessions, authorizations and permits granted thereto.

Sole Paragraph - In connection with achieving of its object, the Company may include goods and rights of third parties in its assets, as well as:

I.	hold equity interests in the capital of other companies;

II.	organize fully-owned subsidiaries for the performance of activities comprising its object, which are recommended to be decentralized;

III.	perform or procure the importation of goods and services that are necessary for the execution of the activities comprised in its object;

IV.	render technical assistance services to other telecommunications companies, performing activities of common interest;

V.	perform research and development activities seeking to develop the telecommunications sector;

VI.

enter into contracts and agreements with other telecommunications service companies or any person or entity, seeking to ensure the operation of its services, without prejudicing its activities and responsibilities; and

VII.	perform other activities related or correlated to the Company’s corporate object.

Article 3 - The Company is headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, and may, by decision of its Board of Executive Officers, in compliance with Article 39, create, change the address and close branches and offices of the Company.

Article 4 - The duration of the Company is indefinite.

CHAPTER II

CAPITAL STOCK

Article 5 - The subscribed and fully paid-in capital stock is thirty-two billion, five hundred thirty-eight million, nine hundred thirty-seven thousand, three hundred seventy reais (R$ 32,538,937,370.00), represented by five billion, nine hundred fifty-four million, two hundred five thousand and one (5,954,205,001) shares, with five billion, seven hundred ninety-six million, four hundred seventy-seven thousand, seven hundred sixty (5,796,477,760) common shares and one hundred fifty-seven million, seven hundred twenty-seven thousand, two hundred forty-one (157,727,241) preferred shares, all of them registered and with no par value.

1st Paragraph - The issuance of participation certificates and new preferred shares by the Company is prohibited.

2nd Paragraph - The preferred shares may be converted into common shares, at the time and under the conditions approved by the Board of Directors of the Company.

3rd Paragraph - All of the shares of the Company are book-entry shares, and are held in a deposit account with a financial institution authorized by the Brazilian Securities Commission (Comissão de Valores Mobiliários - “CVM”), on behalf of their holders, and are not available in certificated form.

4th Paragraph - Transfer and registration costs, as well as the cost of service on the book-entry shares may be charged directly to the shareholder by the depositary institution as provided in Article 35, 3rd Paragraph of Law No. 6,404 of December 15, 1976 (“Corporate Law”).

Article 6 - The Company is authorized to increase its capital stock by resolution of the Board of Directors, in common shares, until its capital stock reaches R$38,038,701,741.49, it being understood that the Company may no longer issue preferred shares in capital increases by public or private subscription.

Sole Paragraph - Within the authorized capital limit, the Board of Directors may:

i.	deliberate on the issuance of bonds and debentures convertible into shares; and

ii.

according to a plan approved at a Shareholders’ Meeting, grant an option to purchase stock to its management, employees of the Company or of its subsidiaries and/or individuals who render services to them, without the shareholders having preemptive rights to the subscription of such stock.

Article 7 - Through a resolution of the Shareholders’ Meeting or of the Board of Directors, as the case may be, the Company’s capital stock may be increased by capitalizing profit or reserves.

Sole Paragraph - Any such capitalization shall be made with no alteration to the number of shares issued by the Company.

Article 8 - The capital stock is represented by common and preferred shares, with no par value, and there is no requirement that the shares maintain their current proportions in future capital increases.

Article 9 - Through resolution of a Shareholders’ Meeting or the Board of Directors, as the case may be, the period for exercising the preemptive right for the subscription of shares, subscription of bonds or debentures convertible into shares in the cases provided in Article 172 of the Corporate Law, may be excluded or reduced.

Article 10 - Non-payment by the subscriber of the issuance price as provided in the list or call shall cause it to be legally in default, for the purposes of Articles 106 and 107 of the Corporate Law, being subject to payment of the overdue amount adjusted for inflation in accordance with the fluctuation of the Market Price Index—IGP-M in the shortest period permitted by law, in addition to interest of 12% (twelve percent) per year, “pro rata temporis” and a fine of 10% (ten percent) of the amount overdue, duly adjusted for inflation.

CHAPTER III

SHARES

Article 11 - Each common share is entitled to the right to one vote at the deliberations of the Shareholders’ Meetings.

Sole Paragraph - Ordinary shares entitle their holders to the right to be included in a public offering of shares resulting from the sale of control of the Company at the same price and under the same terms offered to the seller, pursuant to Article 46 of these Bylaws.

Article 12 - The preferred shares have no right to vote and are assured priority in the payment of the minimum and non-cumulative dividend of 6% (six percent) per year calculated as a percentage of the amount resulting from dividing the capital stock by the total number of shares of the Company, or 3% (three percent) per year calculated as a percentage of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher.

1st Paragraph - The preferred shares of the Company, in compliance with the terms of the first paragraph of this Article, shall be granted the right to vote, through separate voting, in the decisions related to the hiring of foreign entities related to the controlling shareholders, in the specific cases of management service agreements, including technical assistance.

2nd Paragraph - The preferred shares of the Company, in compliance with the terms of the first paragraph of this Article, shall be granted the right to vote in the decisions related to employment of foreign entities related to the controlling shareholders, in terms of management services, including technical assistance, and the amounts of which shall not exceed in any given year, until the termination of the concession, 0.1% (zero point one percent) of annual sales for the Fixed Switched Telephone Service of the Telecommunication Transport Network.

3rd Paragraph - The preferred shares shall acquire the right to vote if the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive years, in accordance with the terms of this article.

CHAPTER IV

SHAREHOLDERS’ MEETING

Article 13 - The Shareholders’ Meeting shall be held ordinarily once a year and extraordinarily when convened pursuant to law or to these Bylaws.

Article 14 - The Shareholders’ Meeting shall be convened by the Board of Directors, or the manner in sole paragraph of Article 123 of the Corporate Law.

Article 15 - The Shareholders’ Meeting shall be convened and presided over by the Chairman of the Board of Directors or the individual appointed, either at the time of the Meeting, or in advance, by means of a power of attorney with specific powers. In the absence of the Chairman of the Board of Directors or at the election of the Chairman of the Board of Directors, the Shareholders’ Meeting shall be convened and presided over by the Vice-Chairman of the Board of Directors or whomsoever appointed, or by means of a proxy previously granted with specific powers. In the event of the absence of the Vice-Chairman of the Board or his or her appointment, it shall be incumbent upon any Statutory Officer present to convene and preside over the General Meeting. The Chairman of the meeting, in turn, shall choose the corresponding secretary.

Article 16 - Before convening the Shareholders’ Meeting, the duly identified shareholders shall sign the Shareholders’ Attendance Book.

Sole Paragraph - The signing of the shareholders’ attendance list shall be ended by the Chairman of the Meeting at the time the Shareholders’ Meeting is convened.

Article 17 - The following formal requirements for attendance at the Shareholders’ Meeting will be required to be complied with by the Company and the Board, in addition to the procedures and requirements provided for by law:

(i)

Up to 2 (two) business days prior to the Shareholders’ Meeting, each shareholder shall have sent to the Company, at the address indicated in the Call Notice, proof of or a statement issued by the depositary institution or the custodian, containing its respective equity interest, and issued by the competent body within 3 (three) business days prior to the Shareholders’ Meeting; and (i) if the shareholder is a Legal Entity, certified copies of its Certificate of Incorporation, Bylaws or Articles of Association, the minutes of the meeting electing its Board of Directors (if any) and minutes of the election of the Board of Executive Officers that contains the election of the legal representative(s) attending the Shareholders’ Meeting; or (ii) if the shareholder is an Individual, certified copies of its identity documents and tax identification number; and (iii) if the shareholder is a Fund, certified copies of the regulations of the Fund and the Bylaws or Articles of Association of the manager of the Fund, as well as minutes of the meeting of the election of the legal representative(s) attending the Meeting. In addition to the documents listed in (i), (ii) and (iii), as the case may be, when the shareholder is represented by a proxy, it shall submit along with such documents the respective proxy, with special powers and notarized signature, as well as certified copies of the identity documents and minutes of the meeting of the election of the legal representative who signed the proxy to confirm its powers of representation, in addition to the identity documents and tax identification numbers of the attorney in fact in attendance.

(ii)

A copy of the documents referred to in the previous paragraph may be submitted, and the original documents referred to in the subsection above shall be presented to the Company prior to convening the Shareholders’ Meeting.

Article 18 - The resolutions of the Meeting, except as otherwise provided by law or by these Bylaws, shall be taken by a majority vote of those present or represented, not counting abstentions.

Article 19 - The discussions and deliberations of the Shareholders’ Meeting shall be written in the book of minutes, signed by the members of the board and by the shareholders present, which represent, at least, the majority required for the deliberations made.

1st Paragraph - The minutes may be drafted in summarized form, including dissent and objections.

2nd Paragraph - Except for resolutions to the contrary by the Shareholders’ Meeting, the minutes shall be published without signatures of the shareholders.

Article 20 - In addition to the other duties provided by law and by these Bylaws, the Shareholders’ Meeting shall be solely responsible for the following:

(i)	elect and remove members from the Board of Directors and the Audit Committee;

(ii)	establish the aggregate remuneration of members of the Board of Directors and members of the Audit Committee;

(iii)

approve plans to grant stock options to purchase shares to officers and employees of the Company or companies under its direct or indirect control and/or individuals who provide services to the Company;

(iv)	deliberate on the allocation of annual net income and the distribution of dividends;

(v)	authorize management to file for bankruptcy, request bankruptcy protection or file for bankruptcy protection;

(vi)	deliberate on a proposed delisting of the Company from the special listing segment of Level 1 Corporate Governance of B3; and

(vii)	choose the institution or specialized companies to evaluate the Company in the cases provided for in the Corporate Law and in these Bylaws.

CHAPTER V

COMPANY’S MANAGEMENT

Section I

General Rules

Article 21 - Management of the Company shall be overseen by the Board of Directors and by the Board of Executive Officers.

1st Paragraph - The appointment of members of management will not require a guarantee and will be accomplished through execution of the instrument of appointment in the Minutes Book of the Meetings of the Board of Directors or the Board of Executive Officers, as appropriate. The appointment of members of management shall be subject to the prior subscription of the Term of Consent of Management (Termo de Anuência dos Administratores) in accordance with the Level 1 Listing Regulations and the Statement of Consent to the Code of Ethics and the Disclosure and Securities Trading Policies adopted by the Company, and compliance with applicable legal requirements.

2nd Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same person.

Section II

Board of Directors

Article 22 - The Board of Directors is comprised of 11 (eleven) members, all elected and dismissible through the Shareholders’ Meeting, with a combined term of 2 (two) years; reelection permitted.

1st Paragraph - Only the individuals who meet the following, in addition to legal and regulatory requirements, can be elected to serve on the Board of Directors: (i) do not hold positions in companies that may be considered competitors of the Company or its subsidiaries in the marketplace, in particular, on advisory, management and/or audit committees; and (ii) have no conflict of interest with the Company or with its subsidiaries.

2nd Paragraph - Holders of preferred shares shall be entitled to elect, by separate vote, a member of the Board of Directors.

3rd Paragraph - Amendments of the terms set forth in the 2nd Paragraph of this Article shall require separate approval by the holders of preferred shares.

4th Paragraph - The members the Board of Directors shall remain in office after the end of the term until appointment of their replacements.

Article 23 - The Chairman and the Vice-Chairman of the Board of Directors shall be appointed by the Board Members, in the first meeting of the Board of Directors to be held after the General Shareholders’ Meeting that elects the Board Members, in compliance with the provisions of Paragraph 2 of Article 21.

1st Paragraph - The Chairman of the Board of Directors shall be responsible for convening the meeting of the Board of Directors and arranging for convening the Shareholders’ Meetings, when approved by the Board of Directors.

2nd Paragraph - In the event of an disability or temporary absence, the Chairman shall be replaced by the Vice-Chairman or, in his absence, by another Director appointed by the Chairman of the Board and, if there is no indication, by other members of the Board.

3rd Paragraph - In the event of a permanent vacancy in the position of Chairman or Vice-Chairman of the Board of Directors, the new chairman will be appointed by the Board of Directors from among its members, at a meeting specially convened for this purpose.

Article 24 - At least 20% (twenty percent) of the members of the Board of Directors shall be Independent Members of the Board of Directors, in the manner prescribed in the Novo Mercado Listing Rules, and expressly declared as such in the minutes of the Shareholders’ Meeting electing them, and shall be considered as independent members of the Board of Directors elected pursuant to the provisions under Article 141, §§ 4 and 5 of the Corporate Law.

Sole Paragraph - When, in connection with the calculation of the percentage referred to in the first paragraph of this Article, the result is a fractional number of members of the Board of Directors, the Company shall round the number to the nearest whole number immediately higher.

Article 25 - Except as provided in Article 26 hereof, the election of members of the Board of Directors will be done through a slate system.

1st Paragraph - In the election covered by this Article, only the following may compete as part of the slates: (a) those nominated by the Board of Directors; or (b) those that are nominated, pursuant to the 3rd Paragraph of this Article, by any shareholder or group of shareholders.

2nd Paragraph - The Board of Directors shall, before or on the day of convening the Shareholders’ Meeting to elect the members of the Board of Directors, disclose the management’s proposal, indicating the members of the proposed slate and post a statement signed by each member of the slate nominated thereby, at the Company, including: (a) his or her complete qualifications; (b) a complete description of his or her professional experience, mentioning professional activities previously performed, as well as professional and academic qualifications; and (c) information about disciplinary and judicial proceedings in which he or she has been convicted in a final and unappealable decision, as well as information, if applicable, on the existence of cases of being barred or conflict of interest, pursuant to Article 147, 3rd Paragraph of the Corporate Law.

3rd Paragraph - The shareholders or group of shareholders who wish to propose another slate to compete for positions on the Board of Directors shall, with at least 5 (five) days before the date set for the Shareholders’ Meeting, submit to the Board of Directors affidavits signed by each of the candidates nominated by them, including the information mentioned in the foregoing paragraph above , and the Board of Directors shall immediately disclose information, by notice published on the Company’s website and electronically submitted to CVM and B3, that the documents related to the other slates submitted are available to the shareholders at the Company’s headquarters.

4th Paragraph - The names of those nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to be Independent Members of the Board of Directors, subject to the provisions of Article 24 above.

5th Paragraph - The same person may participate in two or more slates, including the one nominated by the Board of Directors.

6th Paragraph - Each shareholder can only vote in favor of one slate, and the candidates of the slate that receives the most votes at the Shareholders’ Meeting shall be declared elected.

Article 26 - In the election of members of the Board of Directors, the shareholders may require, pursuant to law, the adoption of a cumulative voting process, provided they do so at least 48 (forty-eight) hours prior to the Shareholders’ Meeting, subject to the requirements set forth by law and by the CVM regulations.

1st Paragraph - The Company, immediately after receiving such request, shall disclose the information that the election shall be carried out by the cumulative voting process by notices published on its website and electronically submitted to CVM and B3.

2nd Paragraph - Once the Shareholders’ Meeting has been convened, the board will, in view of the signatures in the Shareholders’ Attendance Book and the number of shares held by the shareholders present, calculate the number of votes to which each shareholder is entitled.

3rd Paragraph - In the event of election of the Board of Directors by the cumulative voting process, there will be no elections by slates and the members of the slates referred to in Article 25 shall be considered as candidates for members of the Board of Directors, as well as the candidates that may be nominated by a shareholder who is present at the Shareholders’ Meeting, provided that statements signed by such candidates are submitted to the Shareholders’ Meeting, as provided for in the 2nd Paragraph of Article 25 hereof.

4th Paragraph - Each shareholder shall have the right to accumulate votes assigned to him for a single candidate or distribute them among several candidates, and those who receive the most votes shall be declared elected.

5th Paragraph - The positions that, by virtue of a tie, are not filled, will undergo a new vote, by the same process, adjusting the number of votes for each shareholder, given the number of positions to be filled.

6th Paragraph - Whenever the election has been conducted by a cumulative voting process, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall result in the removal of the other members, and there shall be a new election. In all other cases of vacancy, the first General Shareholders’ Meeting will conduct a new election of all the Board of Directors, in accordance with 3rd paragraph of Article 141 of the Corporate Law.

7th Paragraph - If the Company is under control of a controlling shareholder or group, as defined under Article 116 of the Corporate Law, minority shareholders holding common shares may, as provided for in the 4th Paragraph of Article 141 of the Corporate Law, request the separate election of one member of the Board of Directors, and the rules set forth under Article 26 above shall not apply to such election.

Article 27 - If a member of the Board of Directors who is resident and domiciled abroad is elected, his appointment is subject to having an attorney-in-fact appointed who is resident and domiciled in Brazil, with powers to receive summons in an action that may be brought against him, based on corporate law. The validity of the proxy shall be at least 3 (three) years after termination of the term of the respective member of the Board of Directors.

Article 28 - The Board of Directors shall meet, ordinarily, in accordance with the schedule to be disclosed by the Chairman in the first month of each fiscal year, which shall provide for at least monthly meetings and extraordinary meetings whenever required.

1st Paragraph - Call notices for meetings of the Board of Directors shall be made in writing, by e-mail, letter and/or other electronic means agreed upon by the totality of it members, and must include the place, date and time of the meeting and the agenda.

2nd Paragraph - The Board of Directors’ meetings shall be convened at least 5 (five) days in advance, and, regardless of the call formalities, shall be deemed a regular meeting if attended by all members of the Board of Directors.

3rd Paragraph - In urgent cases, the Chairman of the Board of Directors may convene a meeting of the Board of Directors with less advance notice than that provided for in 2nd Paragraph of this Article.

Article 29 - The meeting of the Board of Directors shall be convened with the presence of a majority of its members and decisions will be taken by majority vote of those present, and the Chairman of the Board in the event of a tie, shall have the casting vote.

Paragraph 1 - The Board members are permitted to attend meetings of the Board via conference call, videoconference, any other means of communication that allows all Directors to see and/or hear each other or, by sending in advance his or her written vote. The Board Member, in such a case, shall be considered present at the meeting to verify the quorum of installation and voting, and such vote shall be considered valid for all legal purposes and incorporated into the minutes of such meeting, which shall be drawn up and signed by all present at the next meeting.

Paragraph 2 - A member of the Board of Directors may not participate in Board of Directors’ resolutions related to matters in which it has conflicting interests with the Company, and shall (i) inform other members of the Board of Directors regarding his or her inability; and (ii) inform, in the minutes of the meeting, the nature and extent of his or her interest.

Article 30 - Except as provided in Article 23, 2nd Paragraph above, in the event of absence, members of the Board of Directors may be replaced by a member of the Board of Directors appointed in writing by the absent Director. The member appointed by the absent Board Member to represent him at a meeting of the Board of Directors shall have, in addition to his own vote, the absentee Board member’s vote, except as provided for in Paragraph 1 of Article 29 of these Bylaws.

Sole Paragraph - Considering the provisions of Article 23, 2nd Paragraph above, in the case of a vacancy in a position of a member of the Board of Directors, the provisions of Article 150 of the Corporate Law shall be complied with, except as provided in the 6th Paragraph of Article 26 hereof.

Article 31 - In addition to the duties provided by law and by these Bylaws, the Board of Directors shall be responsible for the following:

i.	determine the general guidelines of Company and subsidiary business and monitor execution thereof;

ii.	convene the Shareholders’ Meeting;

iii.	approve the Company’s and its subsidiaries’ annual budget, and the business goals and strategies provided for the subsequent period;

iv.	approve the remuneration policy of the Company’s management and employees, setting goals to be achieved in variable remuneration programs, subject to applicable law;

v.	issue statements and submit the management report and the Board of Executive Officers’ accounts to the Shareholders’ Meeting;

vi.	elect and dismiss, at any time, Executive Officers and establish their duties, subject to legal and statutory provisions;

vii.	supervise the management of Executive Officers, examine, at any time, the Company’s books, request information on contracts entered into or to be entered into or on any other acts;

viii.	appoint and dismiss the independent auditors;

ix.	approve and amend the Charter of the Board of Directors;

x.	establish the location of the Company’s headquarters;

xi.	submit the proposed allocation of net income to the Shareholders’ Meeting;

xii.	approve the acquisition of shares issued by the Company to be canceled or held in treasury for subsequent sale;

xiii.	authorize the issue of shares by the Company within the limits authorized under Article 7 hereof, establishing the conditions of issue, including price and payment term;

xiv.

approve investments and disinvestments by the Company or its subsidiaries in the capital of other companies that exceed the authority of the Board of Executive Officers, as well as authorize minority investments and the entering into of shareholders agreements by the Company and its subsidiaries;

xv.	approve loans, financing or other transactions resulting in debt to the Company or to its subsidiaries, the value of which exceeds the authority of the Board of Executive Officers;

xvi.

approve the issuance and cancellation of debentures and the issuance of debentures convertible into shares, within the limit of authorized capital, and of non-convertible debentures of the Company and its subsidiaries;

xvii.

authorize the Board of Executive Officers to purchase, sell, create liens or encumbrances of any nature on permanent assets, render guarantees generally, enter into contracts of any kind, waive rights and transactions of any kind of the Company and its subsidiaries in amounts equal to or greater than the authority of the Board of Executive Officers;

xviii.

authorize the granting of security interests or guarantees by the Company and its subsidiaries for obligations to third parties in excess of the amount under the authority of the Board of Executive Officers;

xix.	approve extraordinary contributions to private pension plans sponsored by the Company or its subsidiaries;

xx.

to prepare and disclose a reasoned opinion in favor of or against any public offering for acquisition of shares issued by the Company, by a considered opinion, disclosed within 15 (fifteen) days from publication of the notice of a public offering of the acquisition of shares, which shall include at least (a) the appropriateness and opportunity of the public offering to acquire shares with regards to the interest of the Company and the shareholders, including with regards to the price and potential impacts on liquidity of the shares; (b) the strategic plans disclosed by the offering party in relation to the Company; and (c) alternatives to the acceptance of the public offering for the acquisition of shares available on the market, other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the CVM, also including a favorable or contrary opinion to the acceptance of the public offering for the acquisition of shares and the warning that each shareholder is responsible for the final decision of such acceptance;

xxi.

in view of the commitment of the Company and of the subsidiaries to sustainable development, authorize the practice of pro bono acts on behalf of its employees or the community, at an amount in excess of the authority of the Board of Executive Officers;

xxii.	nominate the representatives of the governing bodies of pension funds sponsored by the Company or its subsidiaries;

xxiii.	approve the Charters of the Advisory Committees to the Board of Directors of the Company;

xxiv.	authorize the granting of stock options to its management, employees or individuals who provide services to the Company, within the limit of authorized capital; and

xxv.	distribute the remuneration fixed by the Shareholders’ Meeting among the members of the Board of Directors and Board of Executive Officers.

xxvi.

oversee that the Company, during the licensing term and its renewal, bind itself to assuring the effective existence, on national territory, of centers for deliberation and implementation of strategic, management and technical decisions involved in the accomplishment of the License Agreement of the Public Switched Telephone Network (PSTN), the Authorization Term for Telecommunication Transport Network Service, the Authorization Term for Mobile Highway Telephone Service, and also making this obligation reflect on the composition and the decision making procedures of its management organs.

1st Paragraph - In each fiscal year, at the first meeting following the Ordinary Shareholders’ Meeting, the Board of Directors shall approve the authority of the Company’s Board of Executive Officers and its subsidiaries, according to the duties provided for in this Article.

2nd Paragraph - The Company is prohibited from granting loans or guarantees of any kind to shareholders that are part of the controlling block, to the controlling shareholders thereof to companies under common control, and to companies they directly or indirectly control.

Article 32 - The Company shall have an Audit, Risks and Controls Committee (“CARC”), an advisory body, directly linked to the Board of Directors, which may also create other Committees, appointing their respective members from among the members of the Board of Directors.

1st Paragraph - The CARC shall have its own Internal Regulations, approved by the Board of Directors, which shall describe in detail all functions, admissibility and independence requirements, competencies and operational procedures of the CARC.

2nd Paragraph - The CARC shall function permanently and shall be composed a minimum of three (3) and at maximum five (5) members, all independent members as defined in the Company´s Bylaws, appointed by the Board of Directors, for a two year-term, which will coincide with the term of office of the members of the Board of Directors.

3rd Paragraph - The other Committees created by the Board of Directors shall have their objectives and competencies defined by the Board of Directors, and shall be composed of a minimum of three (3) and at maximum five (5) members and shall always have a majority composed of Directors of the Company.

4th Paragraph - No employees or Company Officers may be appointed as members of any Committee.

5th Paragraph - Except about CARC, whenever the duties of a particular Committee require, the Board of Directors may appoint external expert(s) as member(s) of such Committee, provided that he or she is well-recognized for his or her technical qualification and experience in matters subject to the Committee, selected through a process organized by the Company. The external member of the Committee shall be subject to the same duties and responsibilities as the Board Members, within the scope of their actions in the respective Committee.

Article 33 - The Company’s Internal Audit shall be subordinate to the Board of Directors.

Section III

Board of Executive Officers

Article 34 - The Board of Executive Officers shall be comprised of a minimum of 3 (three) and a maximum of 6 (six) members elected by the Board of Directors, and the positions of Chief Executive Officer and Chief Financial Officer shall always be filled, and the remaining Officers shall not have a specific designation.

1st Paragraph - The position of Investor Relations Officer may be exercised together or separately from other positions.

2nd Paragraph - The term of office of Executive Officers shall be 2 (two) years, re-election permitted. The Executive Officers shall remain in office until the appointment of their replacements.

3rd Paragraph - The Board of Executive Officers will act as a joint decision-making body, except for the individual functions of each of its members, in accordance with these Bylaws.

Article 35 - The Executive Officers are responsible for complying with and causing the compliance with the present Bylaws, the resolutions made at the Shareholders’ Meetings, the meetings of the Board of Directors and the meetings of Board of Executive Officers, and perform all acts that shall be necessary for normal operation of the Company.

1st Paragraph - The Chief Executive Officer shall be responsible for the following:

I -	submitting to the Board of Directors proposals approved at the meetings of the Board of Executive Officers, if applicable;

II -	keeping the members of the Board of Directors informed of the activities and the progress of corporate business;

III -	directing and coordinating the activities of the other Executive Officers;

IV -	providing the casting vote at the meetings of the Board of Executive Officers; and

V -	performing other activities as conferred by the Board of Directors.

2nd Paragraph - The other Executive Officers shall be responsible for assisting and supporting the Chief Executive Officer in the management of the Company’s business and shall perform the duties assigned to them by the Board of Directors under the guidance and coordination of the Chief Executive Officer.

3rd Paragraph - In the absence or temporary disability of the Chief Executive Officer, he or she will be replaced by any Officer appointed by him or her.

4th Paragraph - Subject to the provisions of the 3rd Paragraph of Article 39, in cases of absence or temporary disability of the Chief Executive Officer and of any Executive Officer appointed by him or her, the position of Chief Executive Officer shall be held by another Executive Officer appointed by the absent or disabled Executive Officer who is, pursuant to the first paragraph of this Article, performing the duties of the Chief Executive Officer.

5th Paragraph - The other members of the Board of Executive Officers will be replaced when absent or temporarily disabled by another Executive Officer appointed by the Board of Executive Officers. The Executive Officer that is replacing another absent Executive Officer shall cast the vote of the absent Executive Officer, in addition to his own vote.

6th Paragraph - The Executive Officers may attend the meetings of the Board of Executive Officers by conference call, video conferencing or by any other means of communication that allows all Executive Officers to see and/or hear each other. In this case, the Executive Officer shall be considered present at the meeting and minutes shall be drawn up to be signed by all present by the next meeting.

Article 36 - In the event of a vacancy in the position of Chief Executive Officer, Chief Financial Officer, Investor Relations Officer or General Counsel, and until the Board of Directors deliberates on the election for the vacant position, the duties of the vacant position will be assumed by the Executive Officer appointed by the Board of Executive Officers.

Article 37 - Subject to the provisions contained herein, the following shall be necessary to bind the Company: (i) the joint signature of 2 (two) Members of the Board of Directors; (ii) the signature of 1 (one) Member of the Board of Directors together with an attorney-in-fact, or (iii) the signature of 2 (two) attorneys-in-fact jointly invested with specific powers. Service of judicial or extrajudicial notifications will be made to the Member of the Board of Directors or a proxy appointed in compliance with this Article.

1st Paragraph - The Company may be represented by only one Executive Officer or one attorney in fact, in the latter case duly authorized in compliance with this Article, to perform the following acts:

i. -	receive and pay amounts owed to and by the Company;

ii. -	issue, negotiate, endorse and discount trade bills related to its sales;

iii. -	sign correspondence that does not create obligations for the Company;

iv. -	represent the Company in Meetings and shareholders’ meetings of companies in which the Company holds a stake;

v. -	represent the Company in court, except for acts that result in waiver of rights; and

vi. -

perform simple administrative routine acts, including with public agencies, mixed capital companies, boards of trade, Labor Courts, INSS (Instituição Nacional de Seguro Social), FGTS (Fundo de Garantia do Tempo de Serviço) and their banks for payment, and others of the same type.

2nd Paragraph - The powers of attorney granted by the Company, which shall be signed by 2 (two) Executive Officers together, shall specify the powers granted and shall have a maximum validity of 1 (one) year, except those with the powers of ad judicia and/or ad judicia et extra clauses and/or power to represent the Company in court or administrative proceedings, which will have a maximum term of indefinite validity.

Article 38 - The Board of Executive Officers, as a collective body, shall be responsible for the following:

i.	establish specific policies and guidelines under the general guidance of the business transactions established by the Board of Directors;

ii.	draft the budget, the manner of its execution and the general plans of the Company, for approval by the Board of Directors;

iii.	examine the proposals of subsidiaries for market development, an investment and budget plan, and submit them to the Board of Directors;

iv.	approve the agenda of proposals of the Company and its subsidiaries to negotiate with the Regulating Body;

v.

examine the management report and accounts of the Board of Executive Officers, as well as the proposal for allocation of net income, submitting them to the Audit Committee, the Independent Auditors and the Board of Directors;

vi.	appoint members of management of the Company’s subsidiaries;

vii.	establish voting guidelines in the Shareholders’ Meeting of subsidiaries and associated companies;

viii.	create, close and change the addresses of branches and offices of the Company;

ix.	deliberate on other matters it deems being of joint authority of the Board, or assigned thereto by the Board of Directors; and

x.	approve the performance of acts under the authority of the Board of Executive Officers approved by the Board of Directors.

1st Paragraph - The Chief Executive Officer will be responsible for convening ex officio or at the request of 2 (two) or more Executive Officers and chairing meetings of the Board of Executive Officers.

2nd Paragraph - The Board meeting shall be convened with the presence of a majority of its members and resolutions will be taken by majority vote of those present.

3rd Paragraph - In the absence of the Chief Executive Officer, the Executive Officer nominated in accordance with Article 36, paragraphs 3 and 4, hereof, shall chair the meeting of the Board of Executive Officers, and the alternate Chief Executive Officer shall not cast a vote.

CHAPTER VI

AUDIT COMMITTEE

Article 39 - The Audit Committee is the supervisory body of the Company’s management, and shall be permanent.

Article 40 - The Audit Committee shall be comprised of 3 (three) to 5 (five) members and an equal number of alternates, elected by the Shareholders’ Meeting, pursuant to law, with the duties, powers and remuneration provided by law.

1st Paragraph - The members of the Audit Committee shall be independent, and to this end, shall meet the following requirements: (i) not be or have been in the past three years, an employee or member of management of the Company or a subsidiary or a company under common control (ii) not receive any direct or indirect remuneration from the Company or a subsidiary or a company under common control, except the remuneration for being a member of the Audit Committee.

2nd Paragraph - The appointment of the members of the Audit Committee shall be subject to their prior execution of the Statement of Consent to the Code of Ethics and the Disclosure and Securities Trading Policies adopted by the Company, as well as compliance with applicable legal requirements.

3rd Paragraph - The members of the Audit Committee, at their first meeting, shall elect the Chairman thereof, who shall comply with the resolutions of the body.

4th Paragraph - The Audit Committee may request the Company to appoint qualified staff to act as secretary and provide technical support.

Article 41 - The term of the members of the Audit Committee shall end at the first Ordinary Shareholders’ Meeting subsequent to its formation.

Article 42 - The Audit Committee shall meet, ordinarily, on a quarterly basis and extraordinarily when required, drawing up the minutes of these meetings in the proper book.

1st Paragraph - The meetings shall be convened by the Chairman of the Audit Committee or by 2 (two) of its members together.

2nd Paragraph - Audit Committee meetings shall be convened with the presence of a majority of its members and decisions shall be taken by majority vote of those present, the Chairman of the Committee having the casting vote in the event of a tie.

3rd Paragraph - The members of the Audit Committee may participate in the Shareholders’ Meetings by conference call, video conference or by any other means of communication that allows all members to see and/or hear each other. In this case, the members of the Audit Committee shall be considered present at the meeting and minutes shall be draw up to be signed by all individuals present by the next meeting.

Article 43 - The members of the Audit Committee shall be replaced, in case of temporary absence or vacancy, by their alternates.

Article 44 - Besides cases of death, resignation, removal and others provided by law, the position is considered vacant when a member of the Audit Committee fails to appear without just cause at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in the fiscal year.

Sole Paragraph - In the event that there is a vacant position of in the Audit Committee and the alternate does not assume the position, the Shareholders’ Meeting will meet immediately to elect a replacement.

Article 45 - The same provisions of the 2nd Paragraph of Article 25 hereof shall apply to members of the Audit Committee.

CHAPTER VII

PUBLIC OFFERINGS

Section I

Sale of Control

Article 46 - Sale of direct or indirect Control of the Company, either through a single transaction or a series of transactions, shall be undertaken pursuant to a condition precedent that the purchaser of control undertakes to carry out a public offering to acquire shares of the other Company shareholders, with the aim to obtain shares issued by the Company held by the other shareholders, subject to the conditions and terms set forth in applicable law and in the regulations in effect and the Novo Mercado Requirements, in order to ensure them equal treatment given to the seller.

Article 47 - The Company shall not register any transfer of shares to the purchaser or to those that may come to hold control for so long as it (they) do not subscribe the Statement of Consent of the Controlling Shareholders referred to under the Level 1 Listing Regulations.

Article 48 - No shareholders’ agreement that provides for the exercise of control may be registered at the Company’s headquarters for so long as its signatories have not signed the Statement of Consent of the Controlling Shareholders referred to under Level 1 Listing Regulations.

Sole Paragraph - A shareholders’ agreement on exercising voting rights that conflicts with the provisions hereof shall not be filed by the Company.

Section II

Cancellation of Registration of a Public Company and Delisting from Markets

Article 49 - The cancellation of the registration as a publicly-held company must be preceded by a public offering for the acquisition of shares, at a fair price, which shall comply with the procedures and requirements established in the Brazilian Corporation Law and in the regulations issued by the CVM regarding public offerings for the acquisition of actions for cancellation of registration as a publicly-held company.

Article 50 - The Company’s exit from Level 1 of Corporate Governance, either voluntarily, compulsorily or by virtue of a corporate reorganization, must be preceded by a public offering for the acquisition of shares that complies with the procedures set forth in the regulations issued by the CVM regarding public offerings for the acquisition of actions for cancellation of registration as a publicly-held company and the following requirements:

I.	the offered price must be fair, therefore, it is possible the request for a new evaluation of the Company, in the form established in Article 4-A of Law 6,404/76; and

II.	shareholders holding more than 1/3 (one-third) of the outstanding shares must accept the public offering for acquisition of shares or expressly agree to exit the segment without selling the shares.

1st Paragraph - For the purposes of article 50, item II, of these Bylaws, outstanding shares are considered to be only those shares whose holders expressly agree to exit Level 1 or qualify for the auction of the public tender offer, pursuant to regulation published by the CVM applicable to the public offers of acquisition of publicly-held company for cancellation of registration.

2nd Paragraph - If the quorum mentioned in item II of the caput is reached: (i) the acceptors of the public offering for acquisition of shares may not be subject to apportionment in the sale of their participation, observing the procedures for exemption from the limits set forth in the regulations issued by the CVM (ii) the offeror will be obliged to acquire remaining outstanding shares for a period of one (1) month, counted from the date of the auction, for the final price of the public offering for the acquisition of shares, updated until the effective payment date, in accordance with the notice and regulations in force, which shall occur no later than fifteen (15) days as of the date of the exercise of the faculty by the shareholder.

3rd Paragraph - The announcement of the public offering referred to in this Article 45 shall be communicated to B3 and disclosed to the market immediately after the Company’s Shareholders’ Meeting that has approved the delisting or approved such restructuring.

4th Paragraph - The carrying out the public offering for acquisition of shares referred to under the heading of this Article shall be dismissed if the Company is delisted from Level 1 Corporate Governance due to the execution of the Company’s participation contract in the special B3 segment known as Level 2 Corporate Governance (“Level 2”) or in the Novo Mercado (“Novo Mercado”) or if the company resulting from corporate restructuring obtains authorization to trade securities at Level 2 or in the Novo Mercado within 120 (one hundred twenty) days from the date of the Shareholders’ Meeting that approved the transaction.

Article 51 - Voluntary withdrawal from Level 1 may occur independently of the public offering mentioned in Article 50 above, in the event of a waiver approved at a General Meeting, subject to the following requirements:

I.	The General Meeting referred to in herein must be installed in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the total shares outstanding;

II.	If the quorum of item I is not reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding shares in circulation; and

III.	The resolution on the exemption from realization of the public offer must occur by a majority of the votes of the shareholders holding outstanding shares present at the General Meeting.

Article 52 - In the event of the sale of the Company’s control in the 12 (twelve) months following its exit from Level 1, the seller and the acquirer must, jointly and severally, (i) carry out a public tender offer for the shares issued by the Company by the other shareholders on the date of the exit or settlement of the public offer for exit from Level 1, at the price and under the conditions obtained by the seller, duly updated; or (ii) pay such shareholders the difference, if any, between the price of the public offering of shares accepted by such shareholders and the price obtained by the controlling shareholder in the disposal of its own shares.

Paragraph 1 - For the purpose of applying the obligations set forth in the caput of this Article, the same rules applicable to the sale of control provided for in Articles 46 to 48 of these Bylaws must be observed.

Paragraph 2 - The Company and the controlling shareholder are obligated to record in the Company’s Share Registration Book, in relation to shares owned by the controlling shareholder, which obliges the acquirer of the control to comply with the rules set forth in this Article within a maximum period of thirty ) days counted from the disposal of the shares.

Article 53 - The Company, in the event of a voluntary public offering of shares, or the shareholders, in cases where they are responsible for conducting a public offering of shares provided for herein or in the regulations issued by the CVM, may ensure its execution by any shareholder or third party. The Company or the shareholder, as applicable, is not exempt from the obligation to make the public offering of shares until it is concluded, in compliance with applicable rules.

CHAPTER VIII

FISCAL YEAR AND FINANCIAL STATEMENTS

Article 54 - The fiscal year coincides with the calendar year, starting on January 1 and ending on December 31 of each year, and the Board of Executive Officers at the end of each year shall prepare the Balance Sheet and other financial statements as required by law.

Article 55 - The Board of Directors shall present in the Shareholders’ Meeting, together with the financial statements, the proposal for the allocation of the net income of the fiscal year, as set forth by the provisions herein and the law.

Sole Paragraph - 25% (twenty-five percent) of the adjusted net income shall be mandatorily distributed as dividends, as set forth in Article 57 below.

Article 56 - Dividends shall be paid first to the preferred shareholders up to the predetermined limit, subsequently, common shareholders shall be paid up to the amount paid on preferred shares; the balance shall be apportioned for all the shares, under equal conditions.

Article 57 - After subtracting the accumulated losses from the reserve for payment of income tax and, if applicable, the reserve for management’s stake in the annual earnings, net income will be allocated as follows:

a)	5% (five percent) of net income will be allocated to the legal reserve until it reaches 20% (twenty percent) of the capital stock;

b)

a portion corresponding to at least 25% (twenty five percent) of the adjusted net income in accordance with Article 202, item I of the Corporate Law, shall be used to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that have been declared;

c)

by proposal of the management bodies, a portion corresponding to up to 75% (seventy five percent) of the adjusted net income in accordance with Article 202, item I of the Corporate Law, shall be used to form the Equity Replenishment Reserve, in order to replenish the capital and equity position of the Company, in order to allow for investments and debt reduction; and

d)	the remaining balance will be allocated as approved by the Shareholders’ Meeting.

Sole Paragraph - The balance of the Equity Replenishment Reserve, added to the balances of the other profit reserves, except the realizable profit reserves and reserves for contingencies, may not exceed 100% (one hundred percent) of the capital stock and upon reaching this limit, the Shareholders’ Meeting may deliberate on the use of excess to increase capital stock or on the distribution of dividends.

Article 58 - The Company may, by resolution of the Board of Directors, pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law No. 9,249, dated 12/26/95. The interest paid will be offset against the amount of the mandatory minimum annual dividend due both to shareholders of common shares and of preferred shares.

1st Paragraph - The dividends and interest on capital covered by the first paragraph of this section will be paid at the times and in the manner specified by the Board of Executive Officers, and any amounts that are not claimed within 3 (three) years after the date of the commencement of payouts shall escheat to the company.

2nd Paragraph - The Board of Directors may authorize the Board of Executive Officers to deliberate on the matter of the first paragraph of this Article.

Article 59 - The Company, by resolution of the Board of Directors may, within the legal limits:

(i)	prepare semiannual or shorter period balance sheets and, based thereon, declare dividends; and

(ii)	declare interim dividends from retained earnings or profit reserves in the most recent annual or semiannual balance sheet.

Article 60 - The Company may, by resolution of the Shareholders’ Meeting, within the legal limits and as specified under the Corporate Law, offer profit sharing to its management and employees.

Sole Paragraph - The Company may, by resolution of the Board of Directors, offer profit sharing to workers, as provided by Law No. 10,101/2000.

CHAPTER IX

LIQUIDATION OF THE COMPANY

Article 61 - The Company will be dissolved, entering into liquidation, in the cases provided for by law or by resolution of the Shareholders’ Meeting, which will determine the manner of liquidation and will elect the liquidator and the audit committee for the liquidation period, establishing the respective fees thereof.

Article 62 - The Company’s corporate bodies shall, within the scope of their duties, take all measures necessary to prevent the company from being barred, for breach of the provisions of Article 68 of Law No. 9,472, and its regulations, from directly or indirectly operating telecommunication service concessions or licenses.

CHAPTER X

ARBITRATION

Article 63 - The Company, its shareholders, managers and members of the Audit Committee undertake to resolve through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes that may arise between them, related to or arising from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of the Corporate Law , the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the capital markets in general, besides those included in Level 1 Rules, Arbitration Rules, Sanction Rules and the Participation Agreement in Level 1 Corporate Governance.

Sole Paragraph - Notwithstanding the validity of this arbitration clause, the filing of emergency measures by the Parties, prior to formation of the Arbitral Tribunal, shall be submitted to the Legal Department, ensuring that the chosen forum for such measuring is that of the District of the State of Rio de Janeiro.

CHAPTER XI

FINAL AND TEMPORARY PROVISIONS

Article 64 - Exceptionally, notwithstanding Article 24 of these bylaws, the New Board of Directors elected as provided for in Clause 9.3 of the Company’s Judicial Reorganization Plan approved at the General Meeting of Creditors held on December 19 and 20, 2017 and ratified by the 7th Corporate Court of the Capital District of the State of Rio de Janeiro by decision rendered on January 8, 2018 and published on February 5, 2018 (“Plan”), shall be composed entirely by Independent Directors, pursuant to Clause 9.3.1 of the Plan.

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